FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

September 28, 2004

Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs

Route Nationale 34

77144 Chessy

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐       No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐       No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐       No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EURO DISNEY S.C.A.

•                  Euro Disney Announces Unanimous Lender Approval of Amended Memorandum of Agreement

(Marne-la-Vallée, September 28, 2004)  Euro Disney S.C.A., operator of Disneyland Resort Paris, reported today that its lenders have unanimously approved an amended Memorandum of Agreement (“MOA”), which is largely the same as the MOA signed by the Company, The Walt Disney Company and Caisse des Dépôts et Consignations and approved by the Steering Committee of the Company’s other lenders on June 8, 2004.  The changes effected by the amended MOA include the following significant items:

•                  the interest rates on approximately € 450 million of the Company’s senior debt will be increased by approximately two percentage points;

•                  final repayment date on certain senior debt will be extended to 2012, instead of 2014;

•                  the Company has obtained an additional € 30 million of permanent concessions related to certain subordinated debt.

The terms of the MOA will be effective October 1, 2004, although the agreement will remain subject to certain regulatory and other approvals, final legal documentation and the completion of a € 250 million equity rights offering by March 31, 2005.

Along with the approval of the MOA, the lenders extended until December 1, 2004 a waiver of certain covenant violations related to fiscal year 2003 and granted a waiver for certain potential fiscal year 2004 covenant violations.  Such waivers are intended to allow time for finalization of legal documentation, which is contemplated to include covenant waivers until completion of the rights offering.

André Lacroix, Chairman and Chief Executive Officer of Euro Disney S.A.S., said:

“Today’s announcement is a significant step towards further developing the magic of Disneyland Resort Paris. This agreement paves the way for exciting new rides and attractions that will entertain and delight our guests.  We appreciate the commitment of The Walt Disney Company in achieving this major milestone and their ongoing creative energies that help make Disneyland Resort Paris the number one tourist destination in Europe.”

Jeffrey R. Speed, Chief Financial Officer of Euro Disney S.A.S., said:

“We are extremely pleased to have obtained the unanimous consent of our lenders to the MOA.  Once implemented, the agreement will provide significant liquidity, including measures intended to mitigate the adverse impact of business volatility, as well as capital to invest in exciting new rides and attractions that are essential to our long-term growth.”

Corporate Communication	Investor Relations
Philippe Marie	Sandra Picard-Ramé
Tel: +331 64 74 59 50	Tel: +331 64 74 56 28
Fax: +331 64 74 59 69	Fax: +331 64 74 56 36
e-mail: philippe.marie@disney.com	e-mail: sandra.picard@disney.com

See www.eurodisney.com for a copy of the MOA and its amendments and other Financial Information

Code ISIN:	FR0000125874	Code	Reuters:	EDL.PA
Sicovam:	12 587	Code	Bloomberg:	EDL FP

Euro Disney S.C.A. and its subsidiaries operate the Disneyland Resort Paris which includes: Disneyland Park, Walt Disney Studios Park, seven themed hotels with approximately 5,800 rooms (excluding 2,033 additional third-party rooms located on the site), two convention centres, Disney Village, a dining, shopping and entertainment centre, and a 27-hole golf facility.  The Group’s operating activities also include the management and development of the 2,000-hectare site, which currently includes approximately 1,000 hectares of undeveloped land.  Euro Disney S.C.A.’s shares trade in Paris (SRD), London and Brussels.

Management believes certain statements in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are made on the basis of management’s views and assumptions regarding future events and business performance as of the time the statements are made.  Actual results may differ materially from those expressed or implied.  Such differences may result from actions taken by the Company, as well as from developments beyond the Company’s control, including changes in political or economic conditions.  Other factors that may affect results are identified in the Company’s documents filed with the U.S. Securities and Exchange Commission.

This press release is not an offer to sell nor a solicitation to buy any securities in the rights offering and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.  The rights offering will be made only by means of an offering document complying with the applicable securities laws of the jurisdiction or jurisdictions in which such rights offering shall be made.  The securities offered in the rights offering have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or in any other jurisdiction absent registration, an applicable exemption from registration requirements or qualification under the applicable securities laws of such jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Euro Disney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By the Management Company (Gerant) Euro Disney S.A.
Date: September 28, 2004
	By:	/s/ DIANE FUSCALDO
Name: Diane Fuscaldo
Title: Director Corporate Controllership